UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Leap Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

52187K101

(CUSIP Number)

November 14, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 52187K101

1.	Name of Reporting Person Eli Lilly and Company I.R.S. Identification No. of Above Person (Entities Only) 35-0470950
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Indiana
Number of Shares Beneficially Owned By Each Reporting Person with	5.	Sole Voting Power 2,301,000(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 2,301,000(1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,301,000(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 17.5%
12.	Type of Reporting Person CO

(1)	Includes 821,693 shares of common stock, par value $0.001 per share, of Leap Therapeutics, Inc. issuable upon the exercise of a currently-exercisable warrant.

CUSIP No. 52187K101

Item 1(a)	Name of Issuer

Leap Therapeutics, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices

47 Thorndike Street, Suite B1-1

Cambridge, Massachusetts 02141

Item 2(a)	Name of Person Filing

This Statement is filed on behalf of Eli Lilly and Company, an Indiana corporation.

Item 2(b)	Address of Principal Business Office, or if none, Residence

Eli Lilly and Company, Lilly Corporate Center, Indianapolis, Indiana 46285.

Item 2(c)	Citizenship

Eli Lilly and Company is an Indiana corporation.

Item 2(d)	Title of Class of Securities

Common stock, $0.001 par value per share

Item 2(e)	CUSIP Number

52187K101

Item 3.	Filing pursuant to Rules 13d-1(b) or 13d-2(b) or (c)

Not Applicable

Item 4.	Ownership

(a)	Amount Beneficially Owned

2,301,000(1)

(b)	Percent of Class:

17.5%

(1)	Includes 821,693 shares of common stock, par value $0.001 per share, of Leap Therapeutics, Inc. issuable upon the exercise of a currently-exercisable warrant.

CUSIP No. 52187K101

(c)	Number of shares as to which the person has:

Sole power to vote or direct the vote: 2,301,000(1)

Shared power to vote or direct the vote: 0

Sole power to dispose or direct the disposition of: 2,301,000(1)

Shared power to dispose or direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 52187K101

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    November 22, 2017

ELI LILLY AND COMPANY

By:	/s/ S. Halle Vakani
Name:	S. Halle Vakani, by Power of Attorney*

*	S. Halle Vakani is signing on behalf of the Reporting Person pursuant to a Power of Attorney dated November 15, 2017 and incorporated by reference herein. The Power of Attorney was filed as an attachment to a Form 3 filed by the Reporting Person on November 16, 2017.